ATCO
GROUP

Corporate Office

04035672

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

July 6, 2004

RECEIVED
JUL 19 2004
SEC MAIL PROCESSING SECTION WASH, D.C. 185

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed July 6, 2004 for symbol ACO.X
- Corporation's Form 1, filed July 6, 2004 for symbol ACO.Y
- Corporation's Form 1, filed July 6, 2004 for symbol ACO.PR.A
- Insider Report, filed July 6,2004 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

L Lawson

dlw 7/21

Leslie Lawson
Corporate Secretarial Administrator

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	26,261,481	As at :	06/01/2004

	Effect on Issued & Outstanding Securities
Employee Stock Option Plan	1,400
Other Issuances and Cancellations	-36,051
Issued & Outstanding Closing Balance :	26,226,830

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,190,000**	As at :	06/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2004	N		1,400		
Totals		0	1,400	0	0

Stock Options Outstanding Closing Balance:	**1,188,600**	As at :	06/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2004	Conversion (General)	3,949
06/30/2004	Issuer Bid	-40,000
Totals		-36,051

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:11:09
Last Updated:	07/06/2004 16:08:33

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	3,506,801	As at :	06/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-3,949		
Issued & Outstanding Closing Balance :	3,502,852		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2004	Conversion (General)	-3,949
Totals		-3,949

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:12:22
Last Updated:	07/06/2004 16:11:49

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	06/01/2004 - 06/30/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2004 16:12:50
Last Updated:	07/06/2004 16:12:44

FILE NO. 82-34745

Insider transaction detail - View details for insider

2004-07-06 15:17 ET

Transactions sorted by : Insider
Insider company name : ATCO Ltd. (Starts with)
Filing date range : July 6, 2004 - July 6, 2004

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying *securities* acquired or disposed of	Closing balance of equivalent number or *value of* underlying securities
Issuer name: ATCO LTD.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
285074	2004-06-07	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	47.6400	10,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
285076	2004-06-07	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						
285077	2004-06-18	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	46.2100	10,000						
285079	2004-06-18	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						
285081	2004-06-25	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	47.9200	10,000						
285082	2004-06-25	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						
285084	2004-07-02	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	47.7400	10,000						
285085	2004-07-02	2004-07-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						